EXHIBIT 99.2

Q1

Supplementary Financial Information

First Quarter 2011

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE Inc. (1)
Consolidated Operational Data

	Q1	Q1
($ millions of Canadian dollars, except per share amounts) (unaudited)	2011	2010	$ change	% change
Operating revenues	4,466	4,433	33	0.7%
Operating costs (A)	(2,574)	(2,627)	53	2.0%
Pension current service costs	(59)	(53)	(6)	(11.3%)
EBITDA (3)	1,833	1,753	80	4.6%
EBITDA margin (5)	41.0%	39.5%		1.5	pts
Depreciation	(611)	(586)	(25)	(4.3%)
Amortization of intangible assets	(179)	(180)	1	0.6%
Severance, acquisition and other costs	(61)	(32)	(29)	(90.6%)
Finance costs
Interest expense	(191)	(172)	(19)	(11.0%)
Interest on employee benefit obligations	(242)	(248)	6	2.4%
Interest on fund unit liability	-	(92)	92	100.0%
Expected return on pension plan assets	254	225	29	12.9%
Other (expense) income	(22)	269	(291)	n.m.
Earnings before income taxes	781	937	(156)	(16.6%)
Income taxes	(199)	(203)	4	2.0%
Net earnings	582	734	(152)	(20.7%)
Net earnings attributable to:
Common shareholders	503	706	(203)	(28.8%)
Preferred shareholders	29	29	-	-
Non-controlling interest	50	(1)	51	n.m.
Net earnings	582	734	(152)	(20.7%)
Net earnings per common share - basic	$0.67	$0.92	$(0.25)	(27.2%)
Net earnings per common share - diluted	$0.67	$0.92	$(0.25)	(27.2%)
Dividends per common share	$0.493	$0.435	$0.058	13.3%
Average number of common shares outstanding - basic (millions)	752.9	765.7
Average number of common shares outstanding - diluted (millions)	753.5	766.0
Number of common shares outstanding (millions)	754.1	763.0
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	503	706	(203)	(28.7%)
Severance, acquisition and other costs	40	25	15	60.0%
Net gains on investments	-	(125)	125	n.m.
Fair value adjustment on fund unit liability	-	(147)	147	n.m.
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	8	(8)	n.m.
Adjusted net earnings attributable to common shareholders	543	467	76	16.3%
Impact on net earnings per share	$0.05	$(0.31)	$0.36	n.m.
Adjusted EPS (4)	$0.72	$0.61	$0.11	18.0%

(A)	Excludes pension current service costs
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 2

BCE Inc.
Consolidated Operational Data - Historical Trend

		Total 2010
($ millions of Canadian dollars, except per share amounts) (unaudited)	Q1 11		Q4 10	Q3 10	Q2 10	Q1 10
Operating revenues	4,466	18,069	4,679	4,517	4,440	4,433
Operating costs (A)	(2,574)	(10,684)	(2,882)	(2,627)	(2,548)	(2,627)
Pension current service costs	(59)	(200)	(49)	(49)	(49)	(53)
EBITDA	1,833	7,185	1,748	1,841	1,843	1,753
EBITDA margin	41.0%	39.8%	37.4%	40.8%	41.5%	39.5%
Depreciation	(611)	(2,388)	(607)	(600)	(595)	(586)
Amortization of intangible assets	(179)	(737)	(193)	(181)	(183)	(180)
Severance, acquisition and other costs	(61)	(262)	(86)	(129)	(15)	(32)
Finance costs
Interest expense	(191)	(685)	(174)	(169)	(170)	(172)
Interest on employee benefit obligations	(242)	(992)	(248)	(248)	(248)	(248)
Interest on fund unit liability	-	(370)	(93)	(92)	(93)	(92)
Expected return on pension plan assets	254	898	224	225	224	225
Other (expense) income	(22)	173	(68)	(67)	39	269
Earnings before income taxes	781	2,822	503	580	802	937
Income taxes	(199)	(632)	(159)	(98)	(172)	(203)
Net earnings	582	2,190	344	482	630	734
Net earnings attributable to:
Common shareholders	503	2,083	318	454	605	706
Preferred shareholders	29	112	29	27	27	29
Non-controlling interest	50	(5)	(3)	1	(2)	(1)
Net earnings	582	2,190	344	482	630	734
Net earnings per common share - basic	$0.67	$2.74	$0.42	$0.60	$0.80	$0.92
Net earnings per common share - diluted	$0.67	$2.74	$0.42	$0.60	$0.80	$0.92
Dividends per common share	$0.493	$1.78	$0.457	$0.457	$0.435	$0.435
Average number of common shares outstanding - basic (millions)	752.9	759.0	754.1	756.7	759.7	765.7
Average number of common shares outstanding - diluted (millions)	753.5	759.5	755.0	757.3	760.1	766.0
Number of common shares outstanding (millions)	754.1	752.3	752.3	755.6	759.1	763.0
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	503	2,083	318	454	605	706
Severance, acquisition and other costs	40	189	67	91	6	25
Net gains on investments	-	(133)	-	-	(8)	(125)
Fair value adjustment on fund unit liability	-	(49)	58	56	(16)	(147)
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	29	3	10	8	8
Adjusted net earnings attributable to common shareholders	543	2,119	446	611	595	467
Impact on net earnings per share	$0.05	$0.05	$0.17	$0.21	$(0.02)	$(0.31)
Adjusted EPS	$0.72	$2.79	$0.59	$0.81	$0.78	$0.61

(A)	Excludes pension current service costs

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 3

BCE Inc.
Segmented Data (2)

	Q1	Q1
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2011	2010	$ change	% change
Revenues
Bell Wireline	2,672	2,747	(75)	(2.7%)
Bell Wireless	1,251	1,146	105	9.2%
Inter-segment eliminations	(41)	(48)	7	14.6%
Total Bell	3,882	3,845	37	1.0%
Bell Aliant	682	689	(7)	(1.0%)
Inter-segment eliminations	(98)	(101)	3	3.0%
Total BCE Inc.	4,466	4,433	33	0.7%
Operating costs
Bell Wireline	(1,628)	(1,743)	115	6.6%
Bell Wireless	(790)	(735)	(55)	(7.5%)
Inter-segment eliminations	41	48	(7)	(14.6%)
Total Bell	(2,377)	(2,430)	53	2.2%
Bell Aliant	(354)	(351)	(3)	(0.9%)
Inter-segment eliminations	98	101	(3)	(3.0%)
Total BCE Inc.	(2,633)	(2,680)	47	1.8%
EBITDA
Bell Wireline	1,044	1,004	40	4.0%
Margin	39.1%	36.5%		2.6	pts
Bell Wireless	461	411	50	12.2%
Margin	36.9%	35.9%		1.0	pts
Total Bell	1,505	1,415	90	6.4%
Margin	38.8%	36.8%		2.0	pts
Bell Aliant	328	338	(10)	(3.0%)
Margin	48.1%	49.1%		(1.0	) pts
Total BCE Inc.	1,833	1,753	80	4.6%
Margin	41.0%	39.5%		1.5	pts
Capital expenditures
Bell Wireline	402	388	(14)	(3.6%)
Capital Intensity (6)	15.0%	14.1%		(0.9	) pts
Bell Wireless	113	53	(60)	n.m.
Capital Intensity	9.0%	4.6%		(4.4	) pts
Total Bell	515	441	(74)	(16.8%)
Capital Intensity	13.3%	11.5%		(1.8	) pts
Bell Aliant	119	94	(25)	(26.6%)
Capital Intensity	17.4%	13.6%		(3.8	) pts
Total BCE Inc.	634	535	(99)	(18.5%)
Capital Intensity	14.2%	12.1%		(2.1	) pts

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 4

BCE Inc.
Segmented Data - Historical Trend

		Total 2010
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 11		Q4 10	Q3 10	Q2 10	Q1 10
Revenues
Bell Wireline	2,672	10,948	2,822	2,694	2,685	2,747
Bell Wireless	1,251	4,906	1,289	1,268	1,203	1,146
Inter-segment eliminations	(41)	(185)	(46)	(46)	(45)	(48)
Total Bell	3,882	15,669	4,065	3,916	3,843	3,845
Bell Aliant	682	2,808	716	703	700	689
Inter-segment eliminations	(98)	(408)	(102)	(102)	(103)	(101)
Total BCE Inc.	4,466	18,069	4,679	4,517	4,440	4,433
Operating costs
Bell Wireline	(1,628)	(6,854)	(1,803)	(1,668)	(1,640)	(1,743)
Bell Wireless	(790)	(3,188)	(905)	(801)	(747)	(735)
Inter-segment eliminations	41	185	46	46	45	48
Total Bell	(2,377)	(9,857)	(2,662)	(2,423)	(2,342)	(2,430)
Bell Aliant	(354)	(1,435)	(371)	(355)	(358)	(351)
Inter-segment eliminations	98	408	102	102	103	101
Total BCE Inc.	(2,633)	(10,884)	(2,931)	(2,676)	(2,597)	(2,680)
EBITDA
Bell Wireline	1,044	4,094	1,019	1,026	1,045	1,004
Margin	39.1%	37.4%	36.1%	38.1%	38.9%	36.5%
Bell Wireless	461	1,718	384	467	456	411
Margin	36.9%	35.0%	29.8%	36.8%	37.9%	35.9%
Total Bell	1,505	5,812	1,403	1,493	1,501	1,415
Margin	38.8%	37.1%	34.5%	38.1%	39.1%	36.8%
Bell Aliant	328	1,373	345	348	342	338
Margin	48.1%	48.9%	48.2%	49.5%	48.9%	49.1%
Total BCE Inc.	1,833	7,185	1,748	1,841	1,843	1,753
Margin	41.0%	39.8%	37.4%	40.8%	41.5%	39.5%
Capital expenditures
Bell Wireline	402	2,019	646	521	464	388
Capital Intensity	15.0%	18.4%	22.9%	19.3%	17.3%	14.1%
Bell Wireless	113	485	225	123	84	53
Capital Intensity	9.0%	9.9%	17.5%	9.7%	7.0%	4.6%
Total Bell	515	2,504	871	644	548	441
Capital Intensity	13.3%	16.0%	21.4%	16.4%	14.3%	11.5%
Bell Aliant	119	494	163	113	124	94
Capital Intensity	17.4%	17.6%	22.8%	16.1%	17.7%	13.6%
Total BCE Inc.	634	2,998	1,034	757	672	535
Capital Intensity	14.2%	16.6%	22.1%	16.8%	15.1%	12.1%

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 5

Bell Wireline (2)

	Q1	Q1
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2011	2010	% change
Bell Wireline
Local & access	729	762	(4.3%)
Long distance	234	236	(0.8%)
Data	955	1,015	(5.9%)
Video	460	428	7.5%
Equipment & other	219	227	(3.5%)
Total external revenues	2,597	2,668	(2.7%)
Inter-segment revenues	75	79	(5.1%)
Total Bell Wireline operating revenue	2,672	2,747	(2.7%)
Operating costs	(1,628)	(1,743)	6.6%
EBITDA	1,044	1,004	4.0%
EBITDA Margin	39.1%	36.5%	2.6	pts

Capital expenditures	402	388	(3.6%)
Capital intensity	15.0%	14.1%	(0.9	) pts

Local
Network access services (NAS)
Residential	3,544,600	3,810,912	(7.0%)
Business	2,871,862	2,950,281	(2.7%)
Total	6,416,462	6,761,193	(5.1%)
Network access service net (losses)/activations
Residential	(64,287)	(75,618)	15.0%
Business	5,044	(24,211)	n.m.
Total	(59,243)	(99,829)	40.7%
Internet
High Speed Internet net activations	13,161	10,467	25.7%
High Speed Internet subscribers EOP	2,110,487	2,067,458	2.1%
Video (DTH and VDSL)
Net subscriber activations	7,663	19,889	(61.5%)
Total subscribers EOP	2,027,761	1,968,766	3.0%
ARPU (7) ($/month)	75.76	72.60	4.4%
Churn (8) (%) (average per month)	1.4%	1.1%	(0.3	) pts

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 6

Bell Wireline - Historical Trend

		Total 2010
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 11		Q4 10	Q3 10	Q2 10	Q1 10
Bell Wireline
Local & access	729	3,012	733	759	758	762
Long distance	234	923	232	224	231	236
Data	955	3,985	1,035	972	963	1,015
Video	460	1,749	450	437	434	428
Equipment & other	219	962	292	223	220	227
Total external revenues	2,597	10,631	2,742	2,615	2,606	2,668
Inter-segment revenues	75	317	80	79	79	79
Total Bell Wireline operating revenue	2,672	10,948	2,822	2,694	2,685	2,747
Operating costs	(1,628)	(6,854)	(1,803)	(1,668)	(1,640)	(1,743)
EBITDA	1,044	4,094	1,019	1,026	1,045	1,004
EBITDA Margin	39.1%	37.4%	36.1%	38.1%	38.9%	36.5%

Capital expenditures	402	2,019	646	521	464	388
Capital intensity	15.0%	18.4%	22.9%	19.3%	17.3%	14.1%

Local
Network access services (NAS)
Residential	3,544,600	3,608,887	3,608,887	3,645,437	3,713,920	3,810,912
Business	2,871,862	2,866,818	2,866,818	2,894,440	2,918,126	2,950,281
Total	6,416,462	6,475,705	6,475,705	6,539,877	6,632,046	6,761,193
Network access service net (losses)/activations
Residential	(64,287)	(277,643)	(36,550)	(68,483)	(96,992)	(75,618)
Business	5,044	(107,674)	(27,622)	(23,686)	(32,155)	(24,211)
Total	(59,243)	(385,317)	(64,172)	(92,169)	(129,147)	(99,829)
Internet
High Speed Internet net activations	13,161	40,335	12,099	21,668	(3,899)	10,467
High Speed Internet subscribers EOP	2,110,487	2,097,326	2,097,326	2,085,227	2,063,559	2,067,458
Video (DTH and VDSL)
Net subscriber activations	7,663	71,221	23,019	18,538	9,775	19,889
Total subscribers EOP	2,027,761	2,020,098	2,020,098	1,997,079	1,978,541	1,968,766
ARPU ($/month)	75.76	73.49	74.79	73.34	73.43	72.60
Churn (%) (average per month)	1.4%	1.4%	1.5%	1.6%	1.3%	1.1%

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 7

Bell Wireless (2)

	Q1	Q1
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2011	2010	% change
Bell Wireless
Revenue
Service	1,145	1,053	8.7%
Product	99	86	15.1%
Total external Bell Wireless revenues	1,244	1,139	9.2%
Inter-segment	7	7	-
Total Bell Wireless operating revenues	1,251	1,146	9.2%
Operating costs	(790)	(735)	(7.5%)
EBITDA	461	411	12.2%
EBITDA margin (Total revenues)	36.9%	35.9%	1.0	pts
EBITDA margin (Service revenues)	40.3%	39.0%	1.3	pts

Capital expenditures	113	53	n.m.
Capital intensity	9.0%	4.6%	(4.4	) pts

Wireless gross activations	423,799	428,834	(1.2%)
Postpaid	299,657	264,312	13.4%
Wireless net activations	5,292	55,625	(90.5%)
Postpaid	80,648	81,212	(0.7%)
Wireless subscribers EOP	7,247,340	6,888,927	5.2%
Postpaid	5,622,017	5,122,442	9.8%
Average revenue per unit (ARPU)($/month)	51.68	50.07	3.2%
Prepaid	15.36	16.87	(9.0%)
Postpaid	62.51	61.72	1.3%
Churn (%) (average per month)	1.9%	1.8%	(0.1	) pts
Prepaid	3.7%	3.4%	(0.3	) pts
Postpaid	1.4%	1.2%	(0.2	) pts
Usage per subscriber (min/month)	256	259	(1.2%)
Cost of acquisition (COA) (9) ($/sub) (A)	366	321	(14.0%)

(A)	In Q1 2011, we changed our methodology for calculating Wireless COA to better align with Canadian industry practice. All prior periods have been restated for comparability.

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 8

Bell Wireless - Historical Trend

		Total 2010
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 11		Q4 10	Q3 10	Q2 10	Q1 10
Bell Wireless

Revenue
Service	1,145	4,469	1,148	1,157	1,111	1,053
Product	99	407	134	103	84	86
Total external Bell Wireless revenues	1,244	4,876	1,282	1,260	1,195	1,139
Inter-segment	7	30	7	8	8	7
Total Bell Wireless operating revenues	1,251	4,906	1,289	1,268	1,203	1,146
Operating costs	(790)	(3,188)	(905)	(801)	(747)	(735)
EBITDA	461	1,718	384	467	456	411
EBITDA margin (Total revenues)	36.9%	35.0%	29.8%	36.8%	37.9%	35.9%
EBITDA margin (Service revenues)	40.3%	38.4%	33.4%	40.4%	41.0%	39.0%

Capital expenditures	113	485	225	123	84	53
Capital intensity	9.0%	9.9%	17.5%	9.7%	7.0%	4.6%

Wireless gross activations	423,799	1,999,482	552,714	537,295	480,639	428,834
Postpaid	299,657	1,332,086	399,041	368,154	300,579	264,312
Wireless net activations	5,292	408,746	116,782	137,880	98,459	55,625
Postpaid	80,648	500,139	156,708	159,465	102,754	81,212
Wireless subscribers EOP	7,247,340	7,242,048	7,242,048	7,125,266	6,987,386	6,888,927
Postpaid	5,622,017	5,541,369	5,541,369	5,384,661	5,225,196	5,122,442
Average revenue per unit (ARPU)($/month)	51.68	52.03	52.34	53.54	52.12	50.07
Prepaid	15.36	17.76	16.96	18.85	18.35	16.87
Postpaid	62.51	63.49	63.47	65.04	63.66	61.72
Churn (%)(average per month)	1.9%	1.9%	2.0%	1.9%	1.8%	1.8%
Prepaid	3.7%	3.5%	3.6%	3.4%	3.4%	3.4%
Postpaid	1.4%	1.4%	1.5%	1.4%	1.3%	1.2%
Usage per subscriber (min/month)	256	274	277	280	284	259
Cost of acquisition (COA)($/sub) (A)	366	358	411	355	335	321

(A)	In Q1 2011, we changed our methodology for calculating Wireless COA to better align with Canadian industry practice. All prior periods have been restated for comparability.

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 9

     BCE Inc.
Net debt and other information

BCE Inc. - Net debt and preferreds

At March 31, 2011		BCE Inc.
(unaudited)
($ millions of Canadian dollars, except where otherwise indicated)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	2,279	770	3,049
Long-term debt	9,189	2,367	11,556
Preferred shares - BCE (A)	1,385	-	1,385
Cash and cash equivalents	(2,147)	(25)	(2,172)
Net debt	10,706	3,112	13,818

Bell - Net debt and preferreds
(unaudited)
($ millions of Canadian dollars, except where otherwise indicated)	March 31	Dec. 31
	2011	2010
Debt due within one year	2,279	1,766
Long-term debt	9,189	8,221
Preferred shares - BCE (A)	1,385	1,385
Cash and cash equivalents	(2,147)	(749)
Net Debt	10,706	10,623

Net Debt / Adjusted EBITDA (B)	1.73	1.74
Adjusted EBITDA (B) / Net interest, excluding interest on employee benefit obligations and interest expense on fund unit liability and including 50% of preferred dividends	10.46	10.67

Cash Flow Information
(unaudited)	Q1	Q1
($ millions of Canadian dollars, except where otherwise indicated)	2011	2010	$ change	% change

Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	745	956	(211)	(22.1%)
Capital expenditures	(515)	(441)	(74)	(16.8%)
Dividends paid on preferred shares	(28)	(28)	-	-
Bell Aliant distributions to BCE	63	73	(10)	(13.7%)
FCF	265	560	(295)	(52.7%)

Cash Flow Information - Historical Trend
(unaudited)	Q1	Total	Q4	Q3	Q2	Q1
($ millions of Canadian dollars, except where otherwise indicated)	2011	2010	2010	2010	2010	2010

Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	745	3,758	295	1,402	1,105	956
Capital expenditures	(515)	(2,504)	(871)	(644)	(548)	(441)
Dividends paid on preferred shares	(28)	(108)	(28)	(25)	(27)	(28)
Bell Aliant distributions to BCE	63	291	73	73	72	73
FCF	265	1,437	(531)	806	602	560

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends / distributions from Bell Aliant to BCE and is based on trailling 12 months data.

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 10

BCE Inc.
Consolidated Statements of Financial Position Data

	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2011	2010
ASSETS
Current assets
Cash	2,069	129
Cash equivalents	103	642
Trade and other receivables	2,580	2,885
Current tax receivable	97	139
Inventory	424	431
Prepaid expenses	450	224
Other current assets	106	205
Total current assets	5,829	4,655
Non-current assets
Property, plant and equipment	17,582	17,775
Intangible assets	6,288	6,201
Deferred tax assets	437	501
Investments in associates and joint ventures	313	303
Other non-current assets	669	652
Goodwill	5,806	5,806
Total non-current assets	31,095	31,238
Total assets	36,924	35,893
LIABILITIES
Current liabilities
Trade and other payables	3,232	3,815
Interest payable	135	143
Dividends payable	383	356
Current tax liabilities	78	37
Other current liabilities	51	33
Debt due within one year	3,049	2,570
Total current liabilities	6,928	6,954
Non-current liabilities
Long-term debt	11,556	10,581
Fund unit liability	-	3,060
Deferred tax liabilities	579	526
Employee benefit obligation	2,786	3,302
Other non-current liabilities	1,280	1,302
Total non-current liabilities	16,201	18,771
Total liabilities	23,129	25,725

Equity
Equity attributable to owners
Preferred shares	2,770	2,770
Common shares	12,745	12,691
Contributed surplus	2,536	2,579
Accumulated other comprehensive income	48	66
Deficit	(4,970)	(7,952)
Total equity attributable to owners	13,129	10,154
Non-controlling interest	666	14
Total equity	13,795	10,168
Total liabilities and equity	36,924	35,893
Number of common shares outstanding	754.1	752.3

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 11

BCE Inc.
Consolidated Cash Flow Data

	Q1	Q1
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2011	2010	$ change
Net earnings	582	734	(152)
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of intangible assets	790	766	24
Net employee benefit plans cost	47	76	(29)
Severance, acquisition and other costs	61	32	29
Net interest expense	189	262	(73)
Gains on investments	-	(125)	125
Income taxes	199	203	(4)
Contributions to employee pension plans	(354)	(155)	(199)
Payments under other employee future benefit plans	(24)	(24)	-
Severance and other costs paid	(247)	(94)	(153)
Acquisition costs paid	(4)	(4)	-
Interest paid	(167)	(250)	83
Income taxes paid (net of refunds)	(8)	(24)	16
Operating assets and liabilities	(330)	(393)	63
Cash flows from operating activities	734	1,004	(270)
Bell Aliant dividends/distributions paid to BCE	63	73	(10)
Capital expenditures	(634)	(535)	(99)
Cash dividends paid on preferred shares	(28)	(28)	-
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(91)	-	(91)
Acquisition costs paid	4	4	-
Bell Aliant Free Cash Flow	217	42	175
Free Cash Flow (4)	265	560	(295)
Bell Aliant free cash flow, excluding dividends/distributions paid	(280)	(115)	(165)
Business acquisitions, net of cash acquired	-	9	(9)
Acquisition costs paid	(4)	(4)	-
Business dispositions	2	-	2
Increase in investments	(2)	(8)	6
Decrease in investments	3	10	(7)
Other investing activities	4	3	1
Increase in notes payable and bank advances	526	108	418
Sale of trade receivables	(2)	-	(2)
Issue of long-term debt	1,002	-	1,002
Repayment of long-term debt	(76)	(56)	(20)
Cash dividends paid on common shares	(344)	(310)	(34)
Issue of common shares	49	1	48
Repurchase of common shares	-	(125)	125
Issue of equity securities by subsidiaries to non-controlling interest	288	-	288
Other financing activities	(30)	(11)	(19)
	1,136	(498)	1,634
Net increase in cash and cash equivalents	1,401	62	1,339
Cash and cash equivalents at beginning of period	771	684	87
Cash and cash equivalents at end of period	2,172	746	1,426

Other information
Cash flow per share (10)	$0.13	$0.73	$(0.60)
Annualized cash flow yield (11)	4.3%	7.7%	(3.4	) pts

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 12

BCE Inc.
Consolidated Cash Flow Data - Historical Trend

		Total 2010
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 11		Q4 10	Q3 10	Q2 10	Q1 10
Net earnings	582	2,190	344	482	630	734
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of intangible assets	790	3,125	800	781	778	766
Net employee benefit plans cost	47	294	73	72	73	76
Severance, acquisition and other costs	61	262	86	129	15	32
Net interest expense	189	1,049	265	260	262	262
Gains on investments	-	(135)	-	-	(10)	(125)
Income taxes	199	632	159	98	172	203
Contributions to employee pension plans	(354)	(1,315)	(901)	(115)	(144)	(155)
Payments under other employee future benefit plans	(24)	(98)	(25)	(25)	(24)	(24)
Severance and other costs paid	(247)	(238)	(60)	(35)	(49)	(94)
Acquisition costs paid	(4)	(24)	(12)	(6)	(2)	(4)
Interest paid	(167)	(1,092)	(292)	(245)	(305)	(250)
Income taxes paid (net of refunds)	(8)	(129)	(54)	(15)	(36)	(24)
Operating assets and liabilities	(330)	(154)	108	170	(39)	(393)
Cash flows from operating activities	734	4,367	491	1,551	1,321	1,004
Bell Aliant dividends/distributions paid to BCE	63	291	73	73	72	73
Capital expenditures	(634)	(2,998)	(1,034)	(757)	(672)	(535)
Cash dividends paid on preferred shares	(28)	(108)	(28)	(25)	(27)	(28)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(91)	-	-	-	-	-
Acquisition costs paid	4	24	12	6	2	4
Bell Aliant Free Cash Flow	217	(139)	(45)	(42)	(94)	42
Free Cash Flow	265	1,437	(531)	806	602	560
Bell Aliant free cash flow, excluding dividends/distributions paid	(280)	(152)	(28)	(31)	22	(115)
Business acquisitions, net of cash acquired	-	(60)	(73)	-	4	9
Acquisition costs paid	(4)	(24)	(12)	(6)	(2)	(4)
Business dispositions	2	8	-	-	8	-
Increase in investments	(2)	(44)	(4)	(7)	(25)	(8)
Decrease in investments	3	139	-	6	123	10
Other investing activities	4	7	1	-	3	3
Increase (decrease) in notes payable and bank advances	526	250	104	47	(9)	108
Sale of trade receivables	(2)	(37)	(22)	4	(19)	-
Issue of long-term debt	1,002	1,366	1,016	350	-	-
Repayment of long-term debt	(76)	(956)	(321)	(404)	(175)	(56)
Cash dividends paid on common shares	(344)	(1,318)	(346)	(329)	(333)	(310)
Issue of common shares	49	39	11	15	12	1
Repurchase of common shares	-	(500)	(125)	(125)	(125)	(125)
Issue of equity securities by subsidiaries to non-controlling interest	288	-	-	-	-	-
Other financing activities	(30)	(68)	(80)	(67)	90	(11)
	1,136	(1,350)	121	(547)	(426)	(498)
Net increase (decrease) in cash and cash equivalents	1,401	87	(410)	259	176	62
Cash and cash equivalents at beginning of period	771	684	1,181	922	746	684
Cash and cash equivalents at end of period	2,172	771	771	1,181	922	746

Other information
Cash flow per share	$0.13	$2.29	$(0.59)	$1.17	$0.98	$0.73
Annualized cash flow yield	4.3%	5.4%	5.4%	7.8%	7.7%	7.7%

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 13

Accompanying Notes

(1)

Throughout this report, BCE means BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

(2)

We report our results of operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

In the first quarter of 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, we have restated prior period results for Bell Wireline and Bell Aliant to reflect the change of ownership in xwave between Bell and Bell Aliant. Our reportable segments and consolidated results did not change as a result of this restatement.

(3)

EBITDA

We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. EBITDA also is used as a component in the determination of short-term incentive compensation for all management employees. EBITDA is referred to as an additional GAAP measure because it is displayed on the face of our income statements.

(4)

Non-GAAP Financial Measures

Adjusted net earnings and Adjusted earnings per share (EPS)
The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net gains/losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax and non-controlling interest severance, acquisition and other costs, and net gains/losses on investments. For 2010, we also exclude the effects of the fair value adjustments on the fund unit liability and we adjust earnings to reflect the interest on the fund unit liability as non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share.

Free Cash Flow
The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 14

financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash from operating activities.

(5)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(6)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(7)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(8)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(9)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

(10)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(11)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information – First Quarter 2011  Page 15